

June 29, 2011

<u>Via Email</u>
Mr. Peter King
Deputy Chief Financial Officer
Westpac Banking Corporation
275 Kent Street
Sydney, New South Wales 2000
Australia

> **Re: Westpac Banking Corporation**
> **Form 20-F for the Fiscal Year ended September 30, 2009**
> **Filed November 13, 2009**
> **Form 20-F for the Fiscal Year ended September 30, 2010**
> **Filed November 15, 2010**
> **Form 6-K filed May 5, 2011**
> **File No. 001-10167**

Dear Mr. King:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Angela M. Connell for

                Suzanne Hayes
                Assistant Director